February 17, 2011
Mr. Kevin L. Vaughn, Accounting Branch Chief
Mr. David Burton, Staff Accountant
Ms. Allicia Lam, Staff Attorney
Mr. Jay Mumford, Legal Reviewer
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hanwha SolarOne Co., Ltd. (f/k/a Solarfun Power Holdings Co., Ltd.)
Form 20-F for the year ended December 31, 2009
Filed May 25, 2010
Form 20-F/A for year ended December 31, 2010
File No. 1-33208
Dear Mr. Vaughn, Mr. Burton, Ms. Lam and Mr. Mumford:
          Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 3, 2011 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”) of Hanwha SolarOne Co., Ltd. (f/k/a Solarfun Power Holdings Co., Ltd.) (the “Company”).
          For your convenience, the Company has included the Staff’s comments in this response letter in bold form and provided a written response immediately after each comment. The Company’s responses to the comments are as follows.
Form 20-F for the year ended December 31, 2009
General
1.	Please provide the three acknowledgements included at the end of our December 23, 2010 comment letter. For your reference, we have repeated the acknowledgements below. Please note that the acknowledgements must be provided by an authorized officer of the Company.
          The acknowledgements have been added at the end of this letter, as requested.
Item 5. Operating and Financial Review and Prospects, page 44
Price and Availability of Silicon and Silicon Wafers, page 47

2.	We note your response to prior comments 3-5. However, the extent of your renegotiation of your multi-year supply agreements and the impact on your company on these revised agreements remain unclear as your responses do not appear to address all aspects of the comments. For example, with a view toward disclosure, tell us whether the original multi-year supply agreements provided for a commitment to purchase minimum quantity or a minimum total dollar value. Further, in connection with negotiations to change the per unit pricing for the supply agreements, tell us whether you made corresponding change to increase the quantity to be purchased such that the total commitment under the agreements were unchanged. Please clarify with a view towards disclosure what incentivized the other parties to these agreements to modify the terms of the agreements.
In response to the Staff’s comment, the Company respectfully advises the Staff that the original multi-year supply agreements entered into between the Company and its suppliers indicated minimum quantities with associated pricing set for the annual periods under the agreements with deliveries to be made over a general timeframe, subject to change based on the Company’s purchasing needs and/or the suppliers’ product availability. As a result of a steep decline in the spot price for silicon products, during 2009, the Company successfully re-negotiated all of its multi-year framework supply agreements through either supplemental agreements or amended and restated multi-year framework supply agreements, with the exception of the agreement with LDK as discussed in the response to prior comment 1. Each of these subsequent agreements contains provisions that allow for reassessment of the purchase price for future deliveries under the agreements; however, the subsequent agreements generally did not adjust the originally contracted purchase quantities. As such, the multi-year framework supply agreements, original and as amended, state only minimum purchase quantities.
The Company’s suppliers have been willing to adjust the original framework supply agreement terms in order to maintain long-term business relations with the Company. Such re-negotiations have been common practice in the industry given the volatility in the silicon market beginning in late 2008, which resulted in pricing that was vastly different than the levels anticipated when the framework agreements were initially executed. In addition, as such price adjustments have been reflective of the then-current market conditions, the suppliers can continue to receive fair compensation while avoiding the risks associated with seeking new customers and potential adverse consequences to reputation in the midst of a highly competitive and volatile market. The Company will include a discussion in its future filings regarding the willingness of the suppliers to re-negotiate the terms of the multi-year framework supply agreements in order to maintain long-term relations with their customers in light of the increased volatility and competitiveness in the silicon market.
Critical Accounting Policies and Estimates, page 53
— Warranty Costs, page 54

3.	We note your responses to prior comments 7-9. While we note that your accrual amounts are consistent with others in the industry, it appears that the terms of your warranties may differ from others in the industry. Specifically, it appears that many of your competitors offer only customers product repair or replacement for any warranty claims. However, it appears that you offer customers a refund of up to the full purchase price. It would appear that the cost to repair or replace a defective product would he significantly lower than the cost to provide a customer with a cash refund. Please explain to us in greater detail why you believe your current warranty accrual rates are appropriate in light of the apparent differences in your warranty policy compared to your competitors.
In response to the Staff’s comment, the Company respectfully advises the Staff that the Company enters into discussion with its customers before providing refund, repair or replacement for defective products to determine the appropriate method of addressing valid warranty claims. Based on the agreement terms, the Company retains the right to determine at its own discretion the appropriate method of satisfying its customers’ warranty claims by either offering a refund, or repairing or replacing the defective product(s). At times in the past when the market price of silicon was rising, the Company has determined that it was more cost-effective to provide a refund of the original selling price of the defective product when compared to the then-current cost of a replacement product.
In 2009, the Company only offered replacement of defective products to its customers with valid warranty claims. In addition, the warranty term provided to its customers also indicated that the amount of refund in any circumstance would not exceed the original selling price of the defective products sold. The Company’s estimated liability for warranty claims is, in part, based on its own claims experience, which includes all forms of settlement reached with its customers, including those rare instances when cash refunds have been made. Accordingly, the Company believes that its accrual rate for warranty costs is appropriate.
4.	We note your response to prior comment 11. In addition to addressing expenses to repair or replace the under-performing products, please further revise the proposed risk factor disclosure to also address the cash flow impact of providing refunds on warranty claims.
The Company respectfully advises the Staff that the following disclosure will be added to the Risk Factors discussion in future filings:
“If our PV modules fail to perform to the standards of the performance guarantee, we could incur substantial expenses and substantial cash outlays to repair, replace or provide refunds for the under-performing products, which could negatively impact our overall cash position.”
Financial Statements
Note 27. Commitments and Contingencies, page F-42

5.	We note from your response to the second bullet in prior comment 19 that you plan to revise future filings to provide disclosure similar to that provided in response to comment 1 from our letter dated December 23, 2010. However, that disclosure does not appear to address the full requirements of section 450-20-50 of the FASB Accounting Standards Codification. Please revise your future filings to provide all of the disclosures required by section 450-20-50 of the FASB Accounting Standards Codification. Provide us with a sample of the proposed disclosure to be included in future filings.
The Company respectfully advises the Staff that the following disclosure (subject to revision for any updates to the status of the arbitration process) will be added to the financial statements in future filings:
“On June 8, 2009, Jiangxi LDK Solar Hi-Tech Co., Ltd. (“LDK”), one of the Company’s silicon suppliers, submitted an arbitration request to the Shanghai Arbitration Commission alleging that the Company failed and continues to fail to perform under the terms of a multi-year framework supply agreement, seeking to enforce the Company’s performance and claiming monetary relief. Deliveries of silicon under the agreement halted in early 2009 and have not recommenced. The Company intends to continue to vigorously defend itself against the claims brought by LDK and, on July 9, 2009, the Company submitted an arbitration request to the Shanghai Arbitration Commission requesting that LDK refund the outstanding prepayments of RMB104 million that the Company has made under the contract, plus compensation of RMB35 million from LDK for estimated losses incurred by the Company as a result of the stoppage of deliveries under the framework supply agreement.
The LDK arbitration process is ongoing and it is currently not possible to determine with reasonable certainty if an unfavorable outcome will result. Additionally, the magnitude of any potential loss cannot be reasonably estimated.”
*     *     *

          In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
          Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-21-3862-1500 (office) or +86-1368-172-8273 (mobile) or by facsimile at +86-21-3852-1668.
Sincerely,

/s/ Gareth Kung
Gareth Kung
Chief Financial Officer
cc:     Alan D. Seem, Shearman & Sterling LLP